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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

     You should carefully consider the risks, uncertainties and other factors described below because they could materially affect our business, financial condition and/or operating results and could negatively impact the market price of our common stock. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of, or that we currently think are immaterial, may also impair our business operations. You should also refer to the other information contained in and incorporated by reference into this quarterly report on Form 10-QSB including our financial statements and the related notes.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

WE HAVE HAD SIGNIFICANT LOSSES AND ANTICIPATE FUTURE LOSSES; IF ADDITIONAL FUNDING CANNOT BE OBTAINED, WE MAY REDUCE OR DISCONTINUE OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS AND WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

     We are a development stage company that has experienced significant losses since inception and have a significant accumulated deficit. We expect to incur additional operating losses in the future and expect our cumulative losses to increase. All of our products are currently in development, preclinical studies or clinical trials, and we have not generated any revenues from sales or licensing of these products. Through June 30, 2003, we have expended approximately $1.9 million developing our current product candidates and for our clinical trials, and we currently have commitments to spend approximately $1.3 million over the next two years in connection with our current clinical trials. Additional funds will need to be spent on development of our oral delivery systems, biodefense vaccine products and licenses. Unless and until we are able to generate licensing revenue from orBec(R), our leading product candidate, or another one of our product candidates, we will require additional funding to meet these commitments, sustain our research and development efforts, provide for future clinical trials, and continue our operations. We may not be able to obtain additional required funding on terms satisfactory to our requirements, if at all. If we are unable to raise additional funds when necessary, we may have to reduce or discontinue development, commercialization or clinical testing of some or all of our product candidates or take other cost-cutting steps that could adversely affect our ability to achieve our business objectives. If additional funds are raised by our issuing equity or equity-linked securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations.

IF WE ARE UNSUCCESSFUL IN DEVELOPING OUR PRODUCTS, OUR ABILITY TO GENERATE REVENUES WILL BE SIGNIFICANTLY IMPAIRED.

     To be profitable, our organization must, along with corporate partners and collaborators, successfully research, develop and commercialize our technologies or product candidates. Our current product candidates are in various stages of clinical and pre-clinical development and will require significant further funding, research, development, preclinical and/or clinical testing, regulatory approval and commercialization testing, and are subject to the risks of failure inherent in the development of products based on innovative or novel technologies. Specifically, each of the following is possible with respect to orBec(R) or any of our other product candidates:

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     o    that we will not be able to maintain our current research and development schedules;

     o    that we will encounter problems in clinical trials; or

     o that the technology or product will be found to be ineffective or unsafe.

     If any of the risks set forth above occurs, or if we are unable to obtain the necessary regulatory approvals as discussed below, we may not be able to successfully develop our technologies and product candidates and our business will be seriously harmed. Furthermore, for reasons including those set forth below, we may be unable to commercialize or receive royalties from the sale of orBec(R) or any other technology we develop, even if it is shown to be effective, if:

o it is uneconomical or the market for the product does not develop or diminishes;

o we are not able to enter into arrangements or collaborations to manufacture and/or market the product;

o the product is not eligible for third-party reimbursement from government or private insurers;

o others hold proprietary rights that preclude us from commercializing the product;

o    others have brought to market similar or superior products; or

o the product has undesirable or unintended side effects that prevent or limit its commercial use.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION, WHICH CAN BE COSTLY, TIME CONSUMING AND SUBJECT US TO UNANTICIPATED DELAYS.

     All of our product offerings, as well as the processes and facilities by which they are manufactured, are subject to very stringent United States, federal, foreign, state and local government laws and regulations, including the Federal Food, Drug and Cosmetic Act, the Environmental Protection Act, the Occupational Safety and Health Act, and state and local counterparts to these acts. These laws and regulations may be amended, additional laws and regulations may be enacted, and the policies of the FDA and other regulatory agencies may change.

     The regulatory process applicable to our products requires pre-clinical and clinical testing of any product to establish its safety and efficacy. This testing can take many years and require the expenditure of substantial capital and other resources. For example, clinical trials of orBec(R) began in 2001 and are expected to continue for at least nine more months. We may be unable to obtain, or we may experience difficulties and delays in obtaining, necessary domestic and foreign governmental clearances and approvals to market a product. Also, even if regulatory approval of a product is granted, that approval may entail limitations on the indicated uses for which the product may be marketed. We do not expect to complete clinical testing of any of our product candidates within the next 6 months.

     Following any regulatory approval, a marketed product and its manufacturer are subject to continual regulatory review. Later discovery of problems with a product or manufacturer may


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result in restrictions on such product or manufacturer. These restrictions may include withdrawal of the marketing approval for the product. Furthermore, the advertising, promotion and export of a product are subject to extensive regulation by governmental authorities in the United States and other countries. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and/or criminal prosecution.

WE WILL BE DEPENDENT ON GOVERNMENT FUNDING, WHICH IS INHERENTLY UNCERTAIN, FOR THE SUCCESS OF OUR BIODEFENSE OPERATIONS.

     We are subject to risks specifically associated with operating in the biodefense industry, which is a new and unproven business area. We do not anticipate that a significant commercial market will develop for our biodefense products. Because we anticipate that the principal potential purchasers of our products, as well as potential sources of research and development funds, will be the U.S. government and governmental agencies, the success of our biodefense division will be dependent in large part upon government spending decisions. The funding of government programs is dependent on budgetary limitations, congressional appropriations and administrative allotment of funds, all of which are inherently uncertain and may be affected by changes in U.S. government policies resulting from various political and military developments.

OUR PRODUCTS, IF APPROVED, MAY NOT BE COMMERCIALLY VIABLE DUE TO HEALTH CARE CHANGES AND THIRD PARTY REIMBURSEMENT LIMITATIONS.

     Recent initiatives to reduce the federal deficit and to change health care delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, price controls on pharmaceuticals, and other fundamental changes to the health care delivery system. Any changes of this type could negatively impact the commercial viability of our products, if approved. Our ability to successfully commercialize our product candidates, if they are approved, will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of these products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations. In the absence of national Medicare coverage determination, local contractors that administer the Medicare program may make their own coverage decisions. Any of our product candidates, if approved and when commercially available, may not be included within the then current Medicare coverage determination or the coverage determination of state Medicaid programs, private insurance companies or other health care providers. In addition, third-party payers are increasingly challenging the necessity and prices charged for medical products, treatments and services.

WE MAY NOT BE ABLE TO RETAIN RIGHTS LICENSED TO US BY THIRD PARTIES TO COMMERCIALIZE KEY PRODUCTS OR TO DEVELOP THE THIRD PARTY RELATIONSHIPS WE, NEED TO DEVELOP, MANUFACTURE AND MARKET OUR PRODUCTS.

     We currently rely on license agreements from Southern Research Institute, the University of Alabama Research Foundation, Thomas Jefferson University, The University of Texas Southwestern Medical Center, and George B. McDonald for the rights to commercialize key product candidates. These agreements require that we use our best efforts to commercialize at least two products in the next 5 years. Our failure to meet the requirement would allow the


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licensors to terminate the licenses, whereas our meeting this milestone would trigger payment obligations on our part. We may not be able to retain the rights granted under these agreements or negotiate additional agreements on reasonable terms, or at all. We have also entered into letters of intent or option agreements with the Ministry of Defense of the United Kingdom, the University of Texas Southwestern Medical Center and the University of Texas Medical Branch at Galveston, under which we plan to license issued patent and pending patent applications for technologies relating to botulinum toxin, intranasal anthrax and ricin vaccines. Although these letters of intent and option agreements provide for defined business terms, we may not be able to come to definitive agreements with the institutions and, as a result, may not obtain critical intellectual property rights on which we expect to rely.

     Furthermore, we currently have very limited product development capabilities and no manufacturing, marketing or sales capabilities. For us to research, develop and test our product candidates, we need to contract with outside researches, in most cases with or through those parties that did the original research and from whom we have licensed the technologies. If products are successfully developed and approved for commercialization, then we will need to enter into collaboration and other agreements with third parties to manufacture and market our products. We may not be able to induce the third parties to enter into these agreements, and, even if we are able to do so, the terms of these agreements may not be favorable to us. Our inability to enter into these agreements could delay or preclude the development, manufacture and/or marketing of some of our product candidates or could significantly increase the costs of doing so. In the future, we may grant to our development partners rights to license and commercialize pharmaceutical and related products developed under the agreements with them, and these rights might limit our flexibility in considering alternatives for the commercialization of these products. Furthermore, third-party manufacturers or suppliers may not be able to meet our needs with respect to timing, quantity and quality for the products.

     Additionally, if we do not enter into relationships with third parties for the marketing of our products, if and when they are approved and ready for commercialization, we would have to build our own sales force. Such a marketing and sales force would be particularly relevant to our biotherapeutic products, which we intend to market to a broad customer base. Development of an effective sales force would require significant financial resources, time and expertise. We may not be able to obtain the financing necessary to establish a sales force in a timely or cost effective manner, if at all, and any sales force we are able to establish may not be capable of generating demand for our product candidates, if they are approved.

WE MAY SUFFER PRODUCT AND OTHER LIABILITY CLAIMS; WE MAINTAIN ONLY LIMITED PRODUCT LIABILITY INSURANCE, WHICH MAY NOT BE SUFFICIENT.

     The clinical testing, manufacture and sale of our products involves an inherent risk that human subjects in clinical testing or consumers of our products may suffer serious bodily injury or death due to side effects, allergic reactions or other unintended negative reactions to our products. As a result, product and other liability claims may be brought against us. We currently have clinical trial and product liability insurance with limits of liability of $5 million, which may not be sufficient to cover our potential liabilities. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.


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WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS IN THE
BIOTECHNOLOGY INDUSTRY.

     The biotechnology industry is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements. Virtually all of our existing competitors have greater financial resources, larger technical staffs, and larger research budgets than we have, as well as greater experience in developing products and conducting clinical trials. Our competition is particularly intense in the gastroenterology and transplant areas and is also intense in the therapeutic area of inflammatory bowel disease. We face intense competition in the area of biodefense from various public and private companies and universities, as well as governmental agencies, such as the U.S. Army, which may have their own proprietary technologies that may directly compete with our technologies. In addition, there may be other companies that are currently developing competitive technologies and products or that may in the future develop technologies and products that are comparable or superior to our technologies and products. We may not be able to compete successfully with our existing and future competitors.


WE MAY BE UNABLE TO COMMERCIALIZE OUR PRODUCTS IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS AND WE MAY BE LIABLE FOR SIGNIFICANT COSTS AND DAMAGES IF WE FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY.

     Our success depends in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. For example, we currently hold the rights to a patent for our Microvax(TM) technology in the field of mucosally and orally administered vaccines. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent or superior products and technology, possibly at lower prices. We could also incur substantial costs in litigation and suffer diversion of attention of technical and management personnel if we are required to defend ourselves in intellectual property infringement suits brought by third parties, with or without merit, or if we are required to initiate litigation against others to protect or assert our intellectual property rights. Moreover, any such litigation may not be resolved in our favor.

     Although we have filed various patent applications covering the uses of our product candidates, we may not be issued patents from the patent applications already filed or from applications we may file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and recently has been the subject of much litigation. Any patents we have obtained, or may obtain in the future, may be challenged, invalidated or circumvented. To date, no consistent policy has been developed in the United States Patent and Trademark Office regarding the breadth of claims allowed in biotechnology patents.

     In addition, because patent applications in the United States are maintained in secrecy until patents issue, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we and our licensors are the first creators of inventions covered by any licensed patent applications or patents or that we or they are the first to file. The Patent and Trademark Office may commence interference proceedings involving patents or patent applications, in which the question of first inventorship is contested. Accordingly, the patents owned or licensed to us may not be valid or may not afford us protection against competitors with similar technology, and the patent applications licensed to us may not result in the issuance of patents.


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     It is also possible that our patented technologies may infringe on patents or other rights owned by others, licenses to which may not be available to us. We are aware of at least one issued U.S. patent assigned to the U.S. Government relating to one component of one of our vaccine candidates that we may be required to license in order to commercialize those vaccine candidates. We may not be successful in our efforts to obtain a license under such patent on terms favorable to us, if at all. We may have to alter our products or processes, pay licensing fees or cease activities altogether because of patent rights of third parties.

     In addition to the products for which we have patents or have filed patent applications, we rely upon unpatented proprietary technology and may not be able to meaningfully protect our rights with regard to that unpatented proprietary technology. Furthermore, to the extent that consultants, key employees or other third parties apply technological information developed by them or by others to any of our proposed projects, disputes may arise as to the proprietary rights to this information, which may not be resolved in our favor.

OUR BUSINESS COULD BE HARMED IF WE FAIL TO RETAIN OUR CURRENT PERSONNEL OR IF THEY ARE UNABLE TO EFFECTIVELY RUN OUR BUSINESS.

     We have only seven employees: Dr. Ralph Ellison, our Chief Executive Officer and President; William Milling, our Controller, Treasurer and Corporate Secretary; Robert Brey, our Vice President of Research and Development; Geoff Green our Vice President of Clinical Development; Robin Simuncek, our Clinical Project Manager, and two general administrative employees. Mr. Ellison was hired in March 2003, following the resignation of David M. Kent, our former Chief Executive Officer for personal reasons; Mr. Kanzer became our Vice Chairman in January 2003; Mr. Milling was hired in September 2002; Mr. Brey was hired in December 2002 and Mr. Green was hired in July 2003. In addition, Alexander Haig, our non-employee Chairman of the Board was appointed in January 2003. We depend upon the seven employees to manage the day-to-day activities of our business. Because we have such limited personnel, the loss of any of them, even though they have very limited experience in managing or operating our business, or our inability to attract and retain other qualified employees in a timely manner, would likely have a negative impact on our operations. Furthermore, because of their inexperience in operating our business, there is significant uncertainty as to how our management team will perform. Our management team may need to devote a significant amount of time to learning about our business and its markets, which could limit their effectiveness in managing our business for a period of time. We will not be successful if this new management team cannot effectively manage and operate our business.

WE HAVE RELATIONSHIPS THAT PRESENT CONFLICTS OF INTEREST.

     Our Vice Chairman of the Board of Directors, Steve H. Kanzer, is Chairman and Chief Executive Officer of Accredited Ventures, Inc., which in the regular course of its business, identifies, evaluates and pursues investment opportunities in biomedical and pharmaceutical products, technologies and companies. However, Accredited is under no obligation to make any additional products or technologies available to us. Therefore, we may lose to Accredited opportunities of which Mr. Kanzer is aware that would be beneficial to our business. In addition, our officers and directors and officers or directors appointed in the future may from time to time serve as officers, directors or consultants of other biopharmaceutical or biotechnology companies and those companies may have interests that conflict with our interests. As a result of our recent management changes, which highlighted some of the actual and potential conflicts, we have not yet developed policies to address the conflicts of interest, but we plan to do so in the near future.


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RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK

OUR STOCK PRICE IS HIGHLY VOLATILE AND OUR STOCK IS THINLY TRADED

     The market price of our common stock, like that of many other development stage public pharmaceutical and biotechnology companies, has been highly volatile and may continue to be so in the future due to a wide variety of factors, which include, actual or anticipated fluctuations in our results of operations, announcements of innovations by us or our competitors, additions or departures of key personnel or general market conditions. For example, on January 7, 2003, when ricin was discovered in an apartment in London and we announced that we had retained Mr. Haig as our Chairman of the Board, our stock price went from $0.58 per share to $1.05 per share in one day and has fluctuated between $0.70 per share and $1.57 per share from that date through August 9, 2003. From July 1, 2000 through August 9, 2003, the per share price of our common stock ranged from a high of $9.44 per share to a low of $0.11 per share. The fluctuation in the price of our common stock has sometimes been unrelated or disproportionate to our operating performance.

     Since it commenced trading on the American Stock Exchange on August 6, 1998, our common stock has been thinly traded. The average trading volume for our common stock averaged approximately 35,825 shares per day from January 1, 2001 to July 31, 2003. The relatively illiquid market for our shares may have an adverse effect on the market price for our shares and on stockholders' ability to sell our common stock at the prevailing market price. A more active trading market for our common stock may not develop.

OUR STOCK MAY NOT REMAIN LISTED ON THE AMERICAN STOCK EXCHANGE.

     Because we continue to incur losses from continuing operations in fiscal 2003, the stockholders' equity standard applicable to us of AMEX's continued listing requirements will increase from $4 million to $6 million for fiscal years ending 2003 and beyond. Moreover, our net equity of $2.3 million as of June 30, 2003 does not satisfy the $4 million minimum stockholders' equity requirement applicable to calendar quarters ending during 2003 and we have received notification form the AMEX that we are no longer in compliance with their minimum listing requirements. In this notification, we were given the opportunity to submit a plan to regain compliance over the next 18 months, we submitted such plan on August 4, 2003, which among other things discussed our private placement which we expect to complete in September 2003, and await acceptance from the AMEX. If, for this reason or for any other reason, our stock were to be delisted from the American Stock Exchange, we may not be able to list our common stock on another national exchange or market. If our common stock is not listed on a national exchange or market, the trading market for our common stock may be even more illiquid than it is already. Upon any such delisting, our common stock would become subject to the penny stock rules of the SEC, which generally are applicable to equity securities with a price of less than $5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and ask quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In



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addition, the penny stock rules require that, before a transaction in a penny stock that is not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. As a result of these requirements, if our common stock were to become subject to the penny stock rules, it is likely that the price of our common stock would decline and that our stockholders would find it more difficult to sell their shares.

INVESTORS MAY SUFFER SUBSTANTIAL DILUTION.

     We have a number of agreements or obligations that may result in dilution to investors. These include: warrants to purchase a total of approximate 5.2 million shares of our common stock at a current weighted average exercise price of approximately $2.50; conversion rights and dividend rights of preferred stock, consisting of 121,176 shares of Series B preferred stock ($8.0 million original liquidation value) bearing an 8% cumulative payment-in-kind dividend and convertible at the liquidation value into common stock at $7.38 per share; anti-dilution rights under the above warrants and preferred stock, which can permit purchase of additional shares and/or lower exercise or conversion prices under certain circumstances; and options to purchase approximately 6,078,000 shares of common stock at a current weighted average exercise price of approximately $0.95. To the extent that anti-dilution rights are triggered, or warrants, options or conversion rights are exercised, our stockholders will experience substantial dilution and our stock price may decrease.